Exhibit 4.1

The following description of the terms of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our Articles of Incorporation, as amended (“Articles of Incorporation”) and our Bylaws (the “Bylaws”), all of which are exhibits to this Report on Form 10-K .

We are authorized to issue 20,000,000 shares of blank check preferred stock, $0.001 par value, of which no shares are currently issued or outstanding, and 950,000,000 shares of common stock, $.00001 par value per share. Our common stock is traded on the OTCQB Venture Market quotation system under the symbol “AXIN”.

Our Articles of Incorporation gives our Board of Directors (the “Board”) authority to issue shares of “blank check” preferred stock from time to time in one or more series, each having the voting powers, if any, designations, powers, preferences, and the relative, participating, optional, or other rights, if any, and the qualifications, limitations, or restrictions as determined by our Board.

Preferred Stock

There are no shares of preferred stock currently issued or outstanding.

Common Stock

Holders of our common stock are entitled to receive dividends when and as declared by our Board out of funds legally available therefore. Upon dissolution of our company, subject to and after payment of any liquidation preference to holders of any then outstanding shares of preferred stock, as applicable, the holders of common stock are entitled to share, pro rata, in our net assets after payment of or provision for all of our debts and liabilities. Each share of common stock is entitled to participate on a pro rata basis with each other share of such stock in dividends and other distributions declared on shares of common stock.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and may not cumulate their votes for the election of directors. The holders of common stock do not have preemptive rights to subscribe for additional shares of any class that we may issue, and no share of common stock is entitled in any manner to any preference over any other share of such stock.